UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

SPROTT PHYSICAL COPPER TRUST

(Exact name of Registrant as specified in its charter)

Ontario	1090	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Royal Bank Plaza,

South Tower

200 Bay Street, Suite 2600

Toronto, Ontario

Canada M5J 2J1

(416) 943-8099

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ryan J. Dzierniejko John J. Zelenbaba Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 Toronto, Ontario M5K 1J5 (416) 777-4700	J. R. Laffin Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9 Canada (416) 869-5500

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”):

Title of each class	Trading Symbol	Name of each exchange on which registered
Units	SCOP	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:

N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☐            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Registration Statement on Form 40-F of Sprott Physical Copper Trust (the “Registrant”) and the exhibits attached hereto (this “Registration Statement”) are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risks” in each of the Registrant’s Management Report of Fund Performance for the period ended December 31, 2024 and the Registrant’s Management Report of Fund Performance for the period ended June 30, 2025, and under the heading “Risk Factors” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2024, each attached hereto as Exhibits 99.3, 99.5 and 99.1, respectively, and in each case incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future. Except as required by applicable law, the Registrant does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The documents filed as Exhibits 99.1 through 99.14 contain all information material to an investment decision that the Registrant, since January 1, 2024: (i) made or was required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX; or (iii) distributed or was required to distribute to its security holders. The Registrant has filed the consent of KPMG LLP as Exhibit 99.15.

DESCRIPTION OF SECURITIES

The required disclosure containing a description of the securities to be registered is included under the headings “Description of Units," "Calculation of Net Asset Value," “Redemption of Units” and “Distribution Policy” in the Registrant's Annual Information Form for the fiscal year ended December 31, 2024, dated March 20, 2025, attached hereto as Exhibit 99.1.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare reports it files in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed as exhibits to this Registration Statement, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2024, based upon the daily average closing rate as quoted by the Bank of Canada, was U.S.$1.00 = C$1.4389. The exchange rate of Canadian dollars into United States dollars, on February 19, 2026, based upon the daily average closing rate as quoted by the Bank of Canada, was US$1.00 = C$1.3696.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant and its trustee will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s or its trustee’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description

Annual Information

99.1	Annual Information Form for the Registrant for the fiscal year ended December 31, 2024

99.2	Audited Financial Statements for the period from April 12, 2024 (inception) to December 31, 2024

99.3	Management Report of Fund Performance for the period from April 12, 2024 (inception) to December 31, 2024

Quarterly Information

99.4	Unaudited Interim Financial Statements for the six months ended June 30, 2025

99.5	Management Report of Fund Performance for the six months ended June 30, 2025

Other Material Documents

99.6	Amended and Restated Trust Agreement between Lara Misner, Sprott Asset Management LP, and RBC Investor Services Trust, dated May 10, 2024

99.7	Amendment No. 1 to the Amended and Restated Trust Agreement of Sprott Physical Copper Trust, dated February 17, 2026

99.8	Management Agreement between Sprott Physical Copper Trust and Sprott Asset Management LP, dated May 10, 2024

99.9	Final Long Form Prospectus, dated May 31, 2024

99.10	Final Short Form Prospectus, dated July 3, 2024

99.11	Sales Agreement, dated July 8, 2024, by and among the Registrant, Cantor Fitzgerald Canada Corporation, Virtu Canada Corp., Canaccord Genuity Corp. and BMO Nesbitt Burns Inc.

99.12	Prospectus Supplement, dated July 8, 2024

99.13	Annual Report of the Independent Review Committee for the Sprott Funds, dated March 19, 2025

99.14	Material Change Report, dated February 17, 2026

Consents

99.15	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 20, 2026	SPROTT PHYSICAL COPPER TRUST By: Sprott Asset Management LP, by its general partner Sprott Asset Management GP Inc., as manager of Sprott Physical Copper Trust

By:	/s/ John Ciampaglia
Name: John Ciampaglia
Title: Chief Executive Officer